File No. 70-8427

                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C.  20549

               __________________________________________
                     POST-EFFECTIVE AMENDMENT NO. 1
                                   TO
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.

             (Name of top registered holding company parent)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann               William T. Baker, Jr.
Associate General Counsel         Reid & Priest LLP
Cinergy Corp.                     40 West 57th Street
(address above)                   New York, New York  10019

Item 1.  Description of Proposed Transactions

    A.   Introduction

    By order dated October 21, 1994 in this file (Release No. 35-26146) ("Merger Order"), the Commission authorized a proposed business combination and related transactions between The Cincinnati Gas & Electric Company, an Ohio gas and electric utility company and exempt holding company ("CG&E"), and PSI Resources, Inc., an Indiana exempt holding company ("PSI"), resulting in the creation of Cinergy Corp., a Delaware corporation ("Cinergy"), as a new registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act")./1/ The Merger Order reserved jurisdiction over Cinergy's retention of the gas utility properties of CG&E and the nonutility interests of CG&E and PSI for a three-year period expiring October 21, 1997.

    Cinergy herein requests that the Commission issue an order (a) extending until October 21, 1998 the pending reservation of jurisdiction over Cinergy's ownership of the gas properties of CG&E/2/ and (b) releasing its jurisdiction over and thereby permitting Cinergy to retain the specific nonutility interests enumerated below./3/

    B.   Background: Merger Order Reservation of Jurisdiction

    In urging the Commission in 1994 to reserve jurisdiction for three years over its proposed acquisition of the gas properties of CG&E and the nonutility interests of CG&E and PSI, Cinergy cited several possible future developments, including potential legislative or administrative reform of the Act, the effect of which, if realized during the reservation period, might be to bring a practical resolution, in whole or in part, to the underlying substantive issues./4/

    The Commission concurred that it was appropriate to defer consideration of Cinergy's ownership of these properties "because events may moot the issues arising under the Act."/5/ Thus the Commission granted Cinergy's request, but stipulated that Cinergy file a post-effective amendment by the end of the three-year period "in the event that such matters are not moot," requesting the Commission to dispose of the matters over which jurisdiction had been reserved./6/

    Actual developments since the Merger Order have not in fact mooted the issues under the Act arising from Cinergy's ownership of CG&E's gas properties. In contrast, the Commission's adoption of rule 58 in early 1997 (Release No. 35-26667), together with various sales or other dispositions by Cinergy since the Merger Order, have partially mooted the issues under the Act associated with Cinergy's ownership of the nonutility interests.

    C.   Requested Action:  Gas Properties

    Cinergy requests that the Commission issue an order extending its pending reservation of jurisdiction over Cinergy's ownership of CG&E's gas properties for an additional year, until October 21, 1998, by which date Cinergy will file a further post-effective amendment requesting the Commission to dispose of this matter on the merits. The additional time is necessary in order for Cinergy to prepare an updated and revised divestiture study in light of and consistent with the Commission's recent order in New Century Energies, Inc./7/

    D.   Requested Action:  1994 Nonutility Interests of CG&E and PSI

         I.   Requested Action

    Events since the Merger Order have obviated in part the need for Cinergy to obtain Commission authorization to retain the CG&E and PSI nonutility interests covered by the Merger Order. This is because certain of those interests have been sold or dissolved or are being dissolved,/8/ while certain others are "energy-related companies" within the meaning of rule 58 (each, a "rule 58 company")/9/ and Cinergy has made, or at the appropriate time will make, the requisite Form U-9C-3 filings indicating such status.

    Concerning the remainder of such nonutility interests (the "Residual Interests"), Cinergy now requests in each case (other than that of KO) that the Commission release its reservation of jurisdiction and issue an appropriate order authorizing Cinergy's retention thereof. Specifically, Cinergy requests authorization to retain the following companies or interests: (1) Tri-State Improvement Company, (2) Enertech Associates, Inc. (formerly Enertech Associates International, Inc.), (3) certain CG&E "good citizen" limited partnership investments (namely, North Rhine I Limited Partnership, North Rhine II Limited Partnership, Franciscan
Homes II Limited Partnership, Blue Chip Capital Fund and Blue Chip Opportunity Fund), (4) South Construction Company, Inc., (5) PSI Power Resource Development, Inc., (6) Cinergy International, Inc. (formerly PSI International, Inc.), (7) PSI Sunnyside, Inc., (8) Cinergy Technology, Inc. (formerly PSI Environmental Corp.), (9) PSI T&D International, Inc., (10) PSI Yacyreta, Inc. and (11) certain PSI Energy "good citizen" limited partnership investments (namely, Cambridge Ventures, L.P., CID Equity Partners - itself comprised of three funds: CID Partnership, L.P., CID Ventures, L.P., and CID Equity Capital III, L.P. - and Circle Centre Partners L. P.). In addition, with regard to the limited partnership investments in the Blue Chip Opportunity Fund and CID Equity Capital III, L.P., Cinergy requests authorization to make additional investments in those funds totaling $620,000, in order to honor commitments made prior to the Cinergy merger.

    Cinergy represents that it will not seek recovery through higher rates to Cinergy system utility customers to compensate Cinergy for any losses or inadequate returns it may experience on capital invested in the Residual Interests. Therefore, the investment risks associated with the Residual Interests will continue to be borne exclusively by Cinergy's shareholders.

    To the extent that any of the Residual Interests is presently inactive,/10/ Cinergy will not "activate" any such company in the absence of further express Commission authorization, except in the event Cinergy determines to deploy any such company for any of the following purposes (such undertaking, the "Activation Commitment"):

     (a) an "exempt telecommunications company" (an "ETC") as defined in the Act;

     (b)  a rule 58 company;

     (c) a "Special Purpose Subsidiary" - i.e., a company dedicated, directly or indirectly, and exclusively, to the business of acquiring and holding the securities of, or providing services to, exempt wholesale generators (each, an "EWG") and foreign utility companies (each, a "FUCO") as contemplated by, and subject to the restrictions of, the Commission's orders dated May 8, 1996 and September 21, 1995 in File No. 70-8589 (Release Nos. 35-26486 and 35-26367, respectively); or

     (d) a direct or indirect subsidiary of Cinergy Solutions, Inc., a Delaware corporation ("Solutions"), to engage in any of the activities that the Commission in its February 7, 1997 order in File No. 70-8933
(Release No. 35-26662) authorized Solutions to engage in, either directly or indirectly through one or more subsidiaries created from time to time.

       Finally, as to CG&E's gas pipeline subsidiary, KO, Cinergy requests Commission authorization to extend the pending reservation of jurisdiction over the retain ability of this company for an additional year, until October 21, 1998, consistent with Cinergy's request regarding CG&E's gas properties.

         ii.  Background:  Merger Order /Nonutility Interests of CG&E and
             PSI

    The Merger Order reserved jurisdiction over the then-existing nonutility interests held directly or indirectly by CG&E, specifically:/11/
(1) Tri-State Improvement Company ("Tri-State"), an Ohio corporation devoted to acquiring and holding property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries/12/; (2) KO, a Kentucky corporation formed to acquire an interest in an interstate natural gas pipeline system to which CG&E was entitled under the terms of a settlement with Columbia Gas Transmission Corporation; (3) Enertech Associates International, Inc. ("Enertech"), an Ohio corporation formed as a vehicle for CG&E to offer utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, independent power production ("IPP") facilities, and project development; prior to the Cinergy merger, Enertech had acquired Bruwabel and its two Czech subsidiaries, Power Development s.r.o. and Power International s.r.o., to pursue design, engineering, and development work involving energy privatization projects, primarily in the Czech Republic; (4) CG&E Resource Marketing, Inc. ("CG&E Resource Marketing"), a Delaware corporation formed to hold CG&E's one-third general partnership interest in U.S. Energy Partners, a gas marketing partnership; (5) CGE ECK, Inc. ("CGE ECK"), a Delaware corporation organized to hold CG&E's one-third interest in a Czech company, ECK s.r.o., that owned and operated a Czech electric generating facility; and (6) CGE Corp., a Delaware corporation formed to serve as a holding company for certain of CG&E's nonutility investments. In addition, CG&E had small minority interests in five limited partnerships - North Rhine I Limited Partnership, North Rhine II Limited Partnership, Franciscan Homes II Limited Partnership, Blue Chip Capital Fund and Blue Chip Opportunity Fund - "that make good citizen' investments in the service territory of CG&E and its subsidiaries."/13/ At and for the year ended December 31, 1993, CG&E's nonutility subsidiaries constituted less than 1% of CG&E's consolidated assets and revenues.

    The Commission also reserved jurisdiction over the nonutility interests then held directly or indirectly by PSI (other than certain subsidiaries established to facilitate investments in certain privatized Argentine electric utility companies and as to which, prior to the Cinergy merger, PSI had received unqualified exemption orders from the Commission under section 3(b) of the Act/14/). The PSI nonutility interests over which the Commission reserved jurisdiction were:/15/ (1) PSI Recycling, Inc. ("Recycling"), an Indiana corporation dedicated to recycling paper, metal and other materials from PSI Energy, its biggest single supplier, and other sources; (2) Power Equipment Supply Company ("PESCO"), an Indiana corporation that sold equipment and parts from a canceled PSI Energy generating plant, the Marble Hill nuclear project; PESCO also purchased equipment for resale, brokered equipment, and sold equipment on consignment for others; (3) Wholesale Power Services, Inc. ("Wholesale Power Services"), an Indiana corporation formed to broker power, emissions allowances, electricity futures and related products and services and to provide consulting services in the wholesale power-related markets; through its "IPEX" (International Power Exchange) division, Wholesale
Power Services also created, marketed and maintained an electronic bulletin board for the bulk power market; (4) South Construction Company, Inc. ("South Construction"), an Indiana corporation devoted to holding legal title to interests in real estate not used and useful in the conduct of PSI Energy's business or having some defect in title unacceptable to PSI Energy; and (5) PSI Investments, Inc. ("PSI Investments"), an Indiana corporation formed to hold certain nonutility interests of PSI, including a number of then-inactive companies formed under Indiana law - specifically, ("PSI Power Resource Development"), PSI Power Resource Operations, Inc. ("PSI Power Resource Operations"), PSI International, Inc. ("PSI International") and ("PSI Sunnyside"), each of which was formed to develop, operate and maintain IPP or cogeneration projects; PSI Environmental Corp. ("PSI Environmental"), formed to provide energy-related environmental services; and PSI T&D International, Inc. ("PSI T&D International") and PSI Yacyreta, Inc. ("PSI Yacyreta"), each of which was formed to acquire, directly or indirectly, interests in FUCOs. In connection with its Argentine utility investments (see above), PSI also had established Energy Services Inc. of Buenos Aires ("Energy Services of Buenos Aires"), a then inactive Indiana corporation, to provide operating and consulting services to foreign utilities, initially in Argentina. Like CG&E, PSI Energy held a number of small "good citizen" limited partnership interests - in Cambridge Ventures, L.P. and CID Equity Partners (and its constituent partnerships), both formed to raise capital for investments in small or start-up Indiana and other midwestern companies; and in Circle Centre Partners L. P., a Delaware limited partnership formed to invest in Circle Centre, a retail shopping mall under construction in downtown Indianapolis. At and for the year ended December 31, 1993, PSI's nonutility subsidiaries constituted about 1% of PSI's consolidated assets and operating revenues.

         iii. Current Status of 1994 Nonutility Interests

    The following provides current information on each of the nonutility interests over which the Commission reserved jurisdiction in the Merger Order. At and for the year ended December 31, 1996, the balance of these nonutility companies that are still under Cinergy ownership comprised less than 1% of Cinergy's consolidated assets and revenues./16/ Exhibit H is a corporate chart listing Cinergy and all of its current subsidiaries.

          a.   CG&E Nonutility Interests:  Tri-State

    Tri-State is a direct subsidiary of CG&E and its business remains the acquisition and holding of property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries. At June 30, 1997 and for the 12 months then ended, Tri-State had total assets of approximately $35.6 million and net income of approximately $129,000./17/

         b.   CG&E Nonutility Interests:  KO

    KO is a direct subsidiary of CG&E and was formed to acquire an interest in an interstate gas pipeline system to which CG&E was entitled by settlement with Columbia Gas Transmission Corp. ("Columbia Gas").

    In particular, pursuant to a 1989 FERC-approved "global" offer of settlement, and the FERC's February 1996 order/18/ granting KO a certificate of public convenience and necessity under the Natural Gas Act together with a blanket certificate to offer firm and interruptible transportation service, KO acquired from Columbia Gas (1) an undivided approximate one-third interest (equivalent to 221,000 Dekatherms per day ("Dth/d")) in certain natural gas facilities of Columbia Gas known as the "Kentucky System," consisting of various pipeline, looping and related equipment, which extends northward about 90 miles from an interconnection with Columbia Gulf Transmission Company in Menifee County, Kentucky to a terminus at the Cold Spring Station interconnection with ULH&P in northern Kentucky; and (2) a 100% interest in another, much shorter interstate gas pipeline facility of Columbia Gas, Line AM-4, which extends northwesterly about 3 miles from the Cold Spring Station interconnection to an interconnection with CG&E's natural gas facilities at the Kentucky-Ohio border on the Ohio River.

    On June 1, 1996, KO commenced its business of transporting natural gas in interstate commerce over the facilities acquired from Columbia Gas. To date, all of KO's entitlement to capacity on the Kentucky System has been contracted to CG&E and ULH&P on a firm basis to help meet their gas supply obligations. At June 30, 1997 and for the 12 months then ended, KO had total assets of approximately $1.7 million and net income of approximately $130,000./19/

         c.   CG&E Nonutility Interests:  Enertech

    On October 25, 1995, a suit was filed in the Federal District Court for the Southern District of Ohio by three former employees of Enertech, naming as defendants Enertech, Cinergy, Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation that is a direct subsidiary of Cinergy and the immediate parent company of Enertech (and numerous other nonutility subsidiaries in the Cinergy system, see exhibit H), and certain senior officers of those companies. The lawsuit, which stems from the termination of employment of the three former employees, alleges that they entered into employment contracts with Enertech based on the opportunity to participate in potential profits from future investments in energy projects in central and eastern Europe. The suit alleges causes of action based on, among other theories, breach of contract related to the events surrounding the termination of their employment and fraud and misrepresentation related to the level of financial support for future projects. The suit alleges compensatory and punitive damages. The defendants are vigorously defending the suit. The matter is pending.

    In June 1996, Cinergy Investments sold what remained of Enertech's investment in Bruwabel and its subsidiaries to a non-affiliated buyer.

    In 1997, Enertech changed its name to "Enertech Associates, Inc."

    Except in connection with the Enertech lawsuit, Enertech is inactive.

    At June 30, 1997 and for the 12 months then ended, Enertech had total assets of approximately $5.2 million and a net operating loss of approximately $3.9 million.

         d. CG&E Nonutility Interests: Cinergy Resources, Inc. (formerly CG&E Resource Marketing)

    In the summer of 1995, CG&E Resource Marketing withdrew from its gas marketing partnership with Public Service Electric & Gas Company, conducted under the name U.S. Energy Partners, in which CG&E held a one-third interest. Renamed Cinergy Resources, Inc. ("Cinergy Resources"), this company continued in the gas marketing business on a stand-alone basis. More specifically, Cinergy Resources engages in the retail marketing of natural gas on a non-regulated basis to industrial and large commercial customers, primarily in the states of Ohio, Indiana and Kentucky. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales. Cinergy Resources is a rule 58 company and direct subsidiary of Cinergy Investments. For further information on Cinergy Resources, see Cinergy's Quarterly Report on Form U-9C-3 for the quarter ended June 30, 1997.

         e.   CG&E Nonutility Interests:  CGE ECK

    As noted above, CGE ECK was created to hold CG&E's one-third interest in a Czech company, ECK s.r.o., that owned and operated a Czech electric generating facility. In 1997, CGE ECK sold what remained of its interest in ECK s.r.o., its only asset. Cinergy Investments is in the process of dissolving CGE ECK.

         f.   CG&E Nonutility Interests:  CGE Corp.

    As contemplated in the Merger Order, CGE Corp. was merged with and into Cinergy Investments on October 24, 1995, with the separate corporate existence of CGE Corp. ceasing on the effective date of its merger with Cinergy Investments, which thereupon succeeded to direct and indirect ownership of the nonutility interests formerly held by CGE Corp./20/

         g.   CG&E Nonutility Interests:  "Good Citizen" Limited
   Partnership Investments

    As noted above, the Merger Order reserved jurisdiction over five small "good citizen" limited partnership investments of CG&E: three investments in limited partnerships dedicated to investing in, owning, rehabilitating and maintaining apartment buildings for low-income people within the CG&E service territory: North Rhine I Limited Partnership ("North Rhine I"); North Rhine II Limited Partnership ("North Rhine II"); and Franciscan Homes II Limited Partnership ("Franciscan Homes"). In addition, CG&E held small minority interests in two limited partnerships formed to invest in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries: Blue Chip Capital Fund ("Blue Chip Capital") and Blue Chip Opportunity Fund ("Blue Chip Opportunity").

    As of June 30, 1997, CG&E's aggregate investments and corresponding limited partnership interests in these funds (figures are rounded) was as follows: North Rhine I - $9,000 investment; 2% interest; North Rhine
II - $86,000 investment; 6% interest; Franciscan Homes - $2,000 investment; 2% interest; Blue Chip Capital - $721,000 investment; 2% interest; and Blue Chip Opportunity - $447,000 investment; 4% interest.

    Cinergy requests authority for CG&E to fund the balance of its remaining commitment - $100,000 - to the Blue Chip Opportunity fund; this commitment was made in connection with CG&E's initial investment in the fund prior to the Cinergy merger. Any further investments by CG&E or any of its associate companies in these funds would only be made pursuant to a separate order from the Commission or as permitted by rule
40(a)(5).

         h.   PSI Nonutility Interests:  Recycling

    In August 1996, Cinergy Investments sold substantially all the assets of Recycling to a non-associate company in August 1996. Cinergy
Investments is in the process of dissolving Recycling.

         i.   PSI Nonutility Interests:  PESCO

    In late 1995, PESCO sold the assets of its North American Machinery Division to a nonaffiliated buyer. In 1996 PESCO discontinued operations. Cinergy Investments is in the process of dissolving PESCO.

         j. PSI Nonutility Interests: Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services)

    In 1995, Wholesale Power Services received authorization from the FERC to sell electricity to non-associates at market-based rates but otherwise was inactive./21/ In 1996, Wholesale Power Services discontinued its IPEX Division, established to operate an electronic bulletin board for the bulk power market. In January 1997, Wholesale Power Services was renamed "Cinergy Capital & Trading, Inc." ("Cinergy Capital & Trading").
In June 1997, Cinergy Capital & Trading acquired the assets of Greenwich Energy Partners, a limited partnership based in Connecticut and engaged in the business of trading and marketing natural gas and oil and derivative commodity instruments. With the acquisition of Greenwich Energy, Cinergy Capital & Trading commenced the process, not yet completed, of becoming fully "activated" or operational; to date only limited trading has taken place under Cinergy Capital & Trading's FERC-approved rate tariff. Cinergy Capital & Trading will market and trade electricity and natural gas and other energy commodities as well as derivative commodity instruments on a nationwide basis. Cinergy Capital & Trading is a rule 58 company and direct subsidiary of Cinergy Investments. For further information on Cinergy Capital & Trading, see Cinergy's
Quarterly Report on Form U-9C-3 for the quarter ended June 30, 1997.

         k.   PSI Nonutility Interests:  South Construction

    South Construction is a direct subsidiary of PSI Energy and functionally similar to Tri-State, CG&E's real estate subsidiary. Like Tri-State, South Construction is devoted to holding title to interests in real estate in connection with the utility business of PSI Energy. However, in its case, it holds title to interests in real estate either not used and useful in the conduct of PSI Energy's business or having some defect in title unacceptable to PSI Energy. At June 30, 1997 and for the 12 months then ended, South Construction had no assets and no net income or loss.

          l.   PSI Nonutility Interests:  PSI Investments

    In connection with the formation of Cinergy Investments, this former nonutility subholding company of PSI was merged out of existence, with Cinergy Investments succeeding to its nonutility interests. See discussion above of CGE Corp., also merged out of existence in connection with the formation of Cinergy Investments.

         m.   PSI Nonutility Interests:  PSI Power Resource Development

    This company remains inactive. It is a direct subsidiary of Cinergy Investments.

         n. PSI Nonutility Interests: Cinergy-Cadence, Inc. (formerly PSI Power Resource Operations)

    This formerly inactive subsidiary was recently activated and renamed Cinergy-Cadence, Inc. ("Cinergy Cadence") to hold Cinergy's one-third equity interest in Cadence Network LLC ("Cadence Network"), a joint venture company formed on September 9, 1997 among Cinergy, New Century Energies and Florida Progress to market a variety of energy-related products and services - including billing, information and pricing services, energy management services, and commodity procurement - to retail commercial customers that operate in multiple locations across the country. The sole purpose and activity of Cinergy Cadence, which is a direct subsidiary of Cinergy Investments, is to hold Cinergy's interest in Cadence Network. Given that function, and the fact that Cadence Network itself is a rule 58 company, it follows that Cinergy Cadence is also a rule 58 company. Cinergy will provide further information regarding Cinergy Cadence and Cadence Network in its Quarterly Report on Form U-9C-3 for the quarter ended September 30, 1997.

         o. PSI Nonutility Interests: Cinergy International, Inc. (formerly PSI International)

    This company, a direct subsidiary of Cinergy Investments, remains inactive. In 1997 its name was changed to Cinergy International, Inc. ("Cinergy International").

         p.   PSI Nonutility Interests:  PSI Sunnyside

    This company, a direct subsidiary of Cinergy Investments, remains inactive.

         q. PSI Nonutility Interests: Cinergy Technology (formerly PSI Environmental)

    This company, a direct subsidiary of Cinergy Investments, was activated in 1995 to pursue business opportunities in the United States relating primarily to the commercialization of electrotechnologies - activities among those that formerly Enertech would have pursued.

    To that end, Cinergy Technology is a party to a marketing arrangement with a manufacturer pursuant to which Cinergy Technology receives royalty payments from the manufacturer's sale of certain portable electronic meters (whose technology Cinergy Technology personnel helped to develop) that record a variety of energy-related measurements which can be downloaded to a personal computer for analysis. In the third quarter of 1997, Cinergy Technology made a minor investment in a small, privately held company established to patent and commercially develop non-polluting energy production technologies, including those involving the generation of electricity from low energy induced reactions in solids. Cinergy Technology has also been working with outside parties to develop and commercialize stationary electric power generation systems employing fuel cell technology, as well as a silicon transfer switch capable of transferring a customer's normal electric service to an alternate circuit in a small number of milliseconds. In the last year Cinergy
Technology also investigated the possibility of investing in another small, privately held company that holds a patented technology relating to power conversion and control.

    Cinergy Technology is also a party to several contracts, all of which pre-date the Telecommunications Act of 1996, relating to the provision of telecommunications services and products in the Cincinnati area.
These contracts are in the process of being assigned to an affiliate, Cinergy Communications, Inc., which was certified in 1996 by the Federal Communications Commission as an ETC.

    In 1996 Cinergy Technology made an investment pursuant to rule 40(a)(5) under the Act in the Cincinnati Equity Fund, a private fund established to assist in efforts to rejuvenate and promote the downtown Cincinnati area through real estate development.

    At June 30, 1997 and for the 12 months then ended, Cinergy Technology had total assets of approximately $1.3 million and net income of approximately $109,000.

         r.   PSI Nonutility Interests:  PSI T&D International/PSI Yacyreta

    Both of these companies, originally formed to acquire, directly or indirectly, interests in FUCOs, remain inactive. PSI Yacyreta is a direct subsidiary of PSI T&D International, which is a direct subsidiary of Cinergy Investments.

         s.   PSI Nonutility Interests:  Energy Services of Buenos Aires

    This inactive company was dissolved in January 1995.

         t. PSI Nonutility Interests: "Good Citizen" Limited Partnership Investments

    As previously noted, PSI Energy, like CG&E, held a number of small "good citizen" limited partnership investments over which the Commission reserved jurisdiction in the Merger Order.

    In particular, PSI Energy had invested in Cambridge Ventures, L.P. ("Cambridge Ventures") a private fund licensed by the U.S. Small Business Administration as a small business investment company, dedicated to making investments in start-up Indiana companies. PSI Energy also had invested in CID Equity Partners, which in turn consists of CID Partnership, L.P. ("CID Partnership"), CID Ventures, L.P. ("CID Ventures") and CID Equity Capital III, L.P. ("CID Equity Capital"). CID Equity Partners (including its constituent partnerships) is a private venture capital partnership dedicated to building successful companies through long-term investments in growing Indiana and other midwestern companies. The initial investments by CID Equity Partners were made under the auspices of a 1981 Indiana legislative act that encouraged such investments through the granting of a one-time tax credit.

    Finally, the Commission reserved jurisdiction over PSI Energy's limited partnership investment in Circle Centre Partners L. P. ("CCP"), a Delaware limited partnership formed to invest in Circle Centre, a retail shopping mall in downtown Indianapolis, Indiana, then under construction. The 19 limited partners of CCP collectively have a 63% equity interest in CCP; the remaining 37% equity interest is held by Circentre Incorporated, as general partner. The CCP limited partners include some of the largest businesses in Indiana: in addition to PSI Energy, such companies as Ameritech Indiana, Banc One Indiana Corporation, Bankers National Life Insurance Company (a subsidiary of Conseco, Inc.), LRP Master Trust (a retirement plan trust for Eli Lily and Company), MPP Development Company (an affiliate of Marsh Supermarkets, Inc. Retirement Plan Trust)and IPALCO Enterprises, Inc. CCP has an 85% interest in Circle Centre
Development Company ("CCDC"), an Indiana general partnership that is the official developer and operator of Circle Centre and leases the realty and buildings from the City of Indianapolis. Simon Property Group, L.P. has the remaining 15% interest in CCDC and acts as the managing general partner of CCDC.

    Opened in September 1995, Circle Center is an 800,000 square foot retail shopping mall located one block south of Monument Circle, the heart of downtown Indianapolis. It has two anchor department stores, 85 smaller shops, and an entertainment component that includes a multi-screen cinema, nightclubs and restaurants. The mall incorporates and preserves nine historic facades and parts of two other historic structures.

    Circle Centre represents a public/private partnership between the City of Indianapolis and the Indianapolis business community. Conceived in the 1980s as an answer to declining retail sales in downtown
Indianapolis, the center was more than ten years in the making. The site, assembled by the City and including a number of existing historic structures, sat vacant for much of that time while various financing alternatives were explored and potential tenants sought. Ultimately, the City provided over half the project's financing through "tax-increment" bonds, the Indianapolis business community supplied one-quarter of the financing, and a construction loan furnished the balance of the needed funds. Specifically, the City provided approximately 60%
($187 million) of the $307.5 million cost of the project through the sale of tax-increment bonds; almost a quarter of the overall financing cost ($75 million) was furnished through equity raised by CCDC ($40 million of which was supplied by the 19 limited partners of CCP); and the remainder of the project cost (approximately $45 million) was raised with the proceeds of a bank construction loan.

    Since its opening, Circle Centre has been a commercial success for the developer and the City of Indianapolis (in the first year, retail sales exceeded $400 per square foot). Circle Centre has buoyed existing downtown development and stimulated new development; downtown hotel occupancy has improved and convention center bookings have increased./22/

    As of June 30, 1997, PSI Energy's aggregate investments and corresponding limited partnership interests in Circle Centre and the other partnerships described above was as follows (figures are rounded):
Cambridge Ventures - $525,000 investment; 9% interest; CID Partnership - $314,000 investment; 3% interest; CID Ventures - $846,000 investment; 3% interest; CID Equity Capital - $2.8 million; 8% interest; and Circle Centre Partners - $3,015,000 investment; 5% interest.

    Cinergy requests authority for PSI Energy to fund the balance of its remaining commitment - $520,000 - to CID Equity Capital; this commitment was made in connection with PSI Energy's initial investment in the fund prior to the Cinergy merger. Any further investments by PSI Energy or any of its associate companies in these funds would only be made pursuant to a separate order from the Commission or as permitted by rule
40(a)(5).

    E.   Rule 54 Analysis

    Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of rule 53 are satisfied. As set forth below, Cinergy satisfies all of those conditions.

    Rule 53(a)(1): At June 30, 1997, Cinergy had invested, directly or indirectly, an aggregate of approximately $500 million in EWGs and FUCOs. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30, 1997 was approximately $1.01 billion. Accordingly, based on Cinergy's "consolidated retained earnings" at June 30, 1997, and taking into account Cinergy's "aggregate investment" as of that date, Cinergy had available investment capacity under rule 53 of approximately $5 million.

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to provide access to the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will promptly submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b). Specifically:

    Rule 53(b)(1): Neither Cinergy nor any 10% subsidiary thereof (within the meaning of rule 53(b)(1)) is the subject of any pending bankruptcy or similar proceeding.
    Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended June 30,1997 were approximately $1.01 billion, as compared to approximately $1 billion for the four quarters ended
March 31, 1997, a net increase of $10 million.

    Rule 53(b)(3): For the year ended December 31, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs in an amount greater than 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses payable by Cinergy or any associate company in connection with Cinergy's proposed acquisition and retention of the Residual Interests above are estimated not to exceed $5,000.

Item 3.  Applicable Statutory Provisions

    A.   Applicable Standards

    Cinergy's proposed acquisition and retention of the Residual Interests is or may be subject to sections 9(a)(1), 9(c)(3), 10(c)(1) and 11(b)(1) of the Act and rules 40(a)(5), 54 and 58 thereunder.

    Section 9(a)(1) requires prior Commission approval under the standards of section 10 for a direct or indirect acquisition by a registered holding company of "any interest in any other [i.e., nonutility] business."
Section 10(c)(1) precludes approval of an acquisition that would be "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1) in turn directs the Commission to limit the nonutility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate" to the company's utility operations, including interests the Commission finds "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such [integrated public utility] system." The Commission has construed these standards to require a "functional" relationship between the operations of the utility and the nonutility business./23/

    Rule 58 provides an exemption from the requirement of prior Commission approval under sections 9(a)(1) and 10 for direct or indirect acquisitions by registered holding companies or their subsidiaries of interests in "energy-related companies," subject to certain investment limitations and reporting requirements.

    Likewise, section 9(c)(3) exempts from sections 9(a)(1) and 10 acquisitions of "such commercial paper and other securities, within such limitations as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." Previous Commission orders under section 9(c)(3) have approved, among other things, acquisitions of small amounts of securities of local industrial development corporations, affordable housing projects, and venture capital concerns./24/

    Pursuant to section 9(c)(3) the Commission has adopted rule 40(a)(5) to exempt small investments in local economic development or other nonutility enterprises where no affiliate relationship results. Under the rule, in any calendar year a registered holding company or its subsidiary may acquire (i) up to $5 million of the securities of local economic development corporations created under specific state laws promoting economic development, and (ii) up to $1 million of the securities of local industrial or nonutility enterprises.

    Cinergy's acquisition and retention of the Residual Interests - including for these purposes any thereof that are rule 58 companies - satisfies the foregoing standards. In each case retention is supported either by the plain language of rule 58 or rule 40(a)(5) or by previous orders of the Commission approving similar nonutility activities or investments.

    B.   Legal Analysis:  Retention of CG&E Residual Interests

         1.   Tri-State
    Tri-State's function is to acquire and hold real estate to support the utility business of CG&E and its subsidiaries. Tri-State is therefore "functionally" related to CG&E's utility business and retainable. The Commission recently authorized New Century Energies to retain a functionally similar nonutility company called "1480 Welton, Inc." /25/

         2.   KO

    In the event the Commission authorizes Cinergy to retain CG&E's gas business, Cinergy should also be permitted to retain KO - a CG&E gas pipeline subsidiary whose facilities physically interconnect with those of both CG&E and ULH&P, and which transports natural gas for both of those companies in connection with their gas supply businesses. The Commission recently authorized New Century Energies to retain a functionally similar subsidiary, West Gas Interstate, Inc./26/

    However, since Cinergy is not now asking the Commission to address the retainability of CG&E's gas business, but rather is requesting a further deferral of one-year, Cinergy also requests that the Commission likewise defer resolution of the ancillary question of the retainability of KO for that same period.

         3.   Enertech

    Enertech is a named defendant in the pending lawsuit described above and is otherwise inactive. Cinergy requests authorization to retain Enertech, subject to the Activation Commitment.

         4.   Cinergy Resources

    Cinergy Resources derives substantially all of its revenues from the retail marketing of natural gas on a non-regulated basis to industrial and large commercial customers, primarily in the states of Ohio, Indiana and Kentucky, and the acquisition of gas supplies and related transportation capacity to support such sales. Accordingly, as provided in Cinergy's Quarterly Report on Form U-9C-3 for the quarter ended June 30, 1997, Cinergy Resources is a rule 58 company./27/

         5.   CG&E "Good Citizen" Limited Partnership Investments

    The Commission retained jurisdiction over five small "good citizen" limited partnership investments of CG&E: North Rhine I, North Rhine II and Franciscan Homes (dedicated to owning, rehabilitating and maintaining apartment buildings for low-income people within the CG&E service territory) and the two "Blue Chip" partnerships (investments in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries). CG&E is a small (often very small) investor in these partnerships: North Rhine I - $9,000; 2% limited partnership interest; North Rhine II - $86,000 investment; 6% interest; Franciscan Homes - $2,000 investment; 2% interest; Blue Chip Capital - $721,000 investment; 2% interest; and Blue Chip Opportunity - $447,000 investment; 4% interest. Moreover, as is customary for such "good citizen" investments, CG&E is merely a passive investor, with day-to-day management and control being vested exclusively in the general partner. Any approval rights held by CG&E, by virtue of its status as limited partner, concern only those extraordinary, fundamental matters affecting the partnership (such as changes in investment policy or replacement of the general partner) as to which limited partners customarily retain voting rights.

    In short, the foregoing investments - intended to boost economic development in the communities CG&E serves; small in amount; and not involving the creation of any affiliate relationship - are classic "good citizen" investments of the type previously approved by order under section 9(c)(3) and, depending on the aggregate amount of annual investments, eligible for the exemption afforded by rule 40(a)(5).

    C.   Legal Analysis:  Retention of PSI Residual Interests

         1.   Cinergy Capital & Trading

    Cinergy Capital & Trading derives or will derive substantially all of its revenues from bulk marketing and trading of energy commodities and associated derivatives throughout the United States. Accordingly, it is a rule 58 company/29/ and Cinergy has so reported that status to the Commission./30/

         2.   South Construction

    South Construction is retainable on the same basis as Tri-State: the primary purpose of each is to acquire and hold realty in connection with the utility businesses of their operating company affiliates.

         3.   PSI Power Resource Development

    PSI Power Resource Development is presently inactive. Cinergy requests authorization to retain PSI Power Resource Development, subject to the Activation Commitment.

         4.   Cinergy-Cadence, Inc.

    The sole activity of Cinergy Cadence (formerly an inactive subsidiary, PSI power Resource Operations)is to hold Cinergy's one-third equity interest in the Cadence Network joint venture with New Century Energies and Florida Progress. As discussed, Cadence Network will market a variety of energy-related products and services - including billing, information and pricing services, energy management services, and commodity procurement - to retail commercial customers that operate in multiple locations across the country. Given that Cadence Network is a rule 58 company,/31/ it follows that Cinergy Cadence, whose role is to hold Cinergy's interest in Cadence Network, is also a rule 58 company./32/

         5.   Cinergy International

    Cinergy International is presently inactive. Cinergy requests authorization to retain Cinergy International, subject to the Activation Commitment.

         6.   PSI Sunnyside

    PSI Sunnyside is presently inactive. Cinergy requests authorization to retain PSI Sunnyside, subject to the Activation Commitment.

         7.   Cinergy Technology

    The primary focus of this company is to commercialize and market electrotechnologies. For example, as previously discussed, Cinergy Technology receives royalty payments from a third party manufacturer for sales of certain portable electronic meters that can be used to record a variety of energy-related measurements, and has been working with certain other outside parties on commercializing certain stationary or "distributed" electric generation systems based on fuel cell technology. Upon completion of the pending transfer to Cinergy Communications, Cinergy's ETC, of the telecomm contracts to which Cinergy Technology is now a party, Cinergy Technology will likely qualify as a rule 58 company./33/ In any event, Commission precedent confirms that companies such as Cinergy Technology are functionally related to the utility business and therefore retainable./34/

         8.   PSI T&D International/PSI Yacyreta

    These companies are presently inactive. Cinergy proposes to retain each of them, subject to the Activation Commitment.

         9.   PSI Energy "Good Citizen" Limited Partnership Investments

    As with the CG&E "good citizen" investments, these corresponding investments of PSI Energy are small and intended to benefit the local community: Cambridge Ventures and CID Equity Partners were both established to provide "seed capital" for growing Indiana and midwestern companies; Circle Centre Partners was formed to help finance the construction of Circle Centre mall in downtown Indianapolis. PSI Energy is solely a passive investor in these funds, with day-to-day operations and control exercised exclusively by the general partner for each fund.

    With respect to PSI Energy's investments in Cambridge Ventures and CID Equity Partners, quite apart from the potential availability of rule 40(a)(5), the Commission has issued a series of orders under section 9(c)(3) authorizing similar passive investments in local venture capital funds./35/

    Regarding Circle Centre, the overriding purpose of that project - a public/private partnership in which officials of the City of Indianapolis appealed to the local business community for assistance - is to stimulate economic development in the downtown core of Indianapolis. Inasmuch as its service territory surrounds the city, PSI Energy has an important stake in an economically healthy Indianapolis. The Commission has authorized investments under section 9(c)(3) in local economic development corporations akin to Circle Centre./36/

Item 4.  Regulatory Approval

    No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure

    Cinergy requests that the Commission issue a public notice of and order authorizing the proposed transactions as soon as practicable. Cinergy requests that there be no waiting period between the issuance of the Commission's order and its effective date. Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission and consents that the Staff of the Division of Investment Management assist in the preparation of the Commission's order.

Item 6.  Exhibits and Financial Statements

         (a)  Exhibits:

              A   The constituent instruments of the Residual Interests
(including for these purposes any rule 58 companies) either have already been or will be filed as exhibits to Cinergy's Registration Statement on Form U5B and Cinergy's Annual Reports on Form U5S for the years ended December 31, 1995, 1996 and 1997, respectively, and are hereby incorporated by reference.

              B     Not applicable
              C     Not applicable
              D     Not applicable
              E     Not applicable
              F-1   Preliminary opinion of counsel (to be filed by
amendment)
              G     Form of notice of proposed transactions for publication
in Federal Register
              H     Cinergy system corporate chart

Item 7.  Information as to Environmental Effects

    (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 17, 1997

                                  CINERGY CORP.


                                   By:  /s/ William L. Sheafer
                                     Vice President and Treasurer

                               ENDNOTES

/1/ As an integral step in the business combination, PSI was merged out of existence and Cinergy became the direct owner of all the outstanding common stock of PSI Energy, Inc. ("PSI Energy"), PSI's Indiana electric utility subsidiary, and succeeded to indirect ownership of the various nonutility interests held by PSI. For more information with respect to the structure of the Cinergy merger and the current structure of the Cinergy system, see Merger Order at 5 and Exhibit H, respectively.

/2/ Cinergy also requests a concurrent extension of the pending reservation of jurisdiction over the nonutility interests - i.e., until October 21, 1998 - solely in respect of CG&E's subsidiary, KO Transmission Company ("KO"), which is engaged in the business of owning an interest in certain natural gas pipeline and appurtenant facilities in Kentucky and transporting natural gas in interstate commerce over those facilities, pursuant to rate schedules filed with the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Act.

/3/ With respect to two of those interests, Cinergy also requests authority, as discussed below, to make further limited partnership investments totaling $620,000.

/4/ Amendment 4 to Application-Declaration in File No. 70-8427 ("Merger U-1"), concluding text under Item 3.A.2.a.i & ii.

/5/  Merger Order at 9.

/6/  Id. at 11.

/7/  Release No. 35-26748, August 1, 1997 ("New Centuries").

/8/ Specifically, (1) the subsidiary companies of Enertech Associates, Inc. (formerly Enertech Associates International, Inc.) namely, Beheer-En Beleggingsmaatschappij Bruwabel B.V., a Dutch company ("Bruwabel"), and its two Czech subsidiaries, Power Development s.r.o. and Power International s.r.o., (2) CGE ECK, Inc. and its Czech subsidiary, ECK s.r.o., (3) CGE Corp., (4) PSI Recycling, Inc., (5) Power Equipment Supply Company, (6) PSI Investments, Inc. and (7) Energy Services Inc. of Buenos Aires.

/9/ Specifically, (1) Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), (2) Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.) and (3) Cinergy-Cadence, Inc. (formerly PSI Power Resource Operations, Inc.).

/10/ Specifically, (1) Enertech Associates, Inc., (2) PSI Power Resource Development, Inc., (3) Cinergy International, Inc., (4) PSI Sunnyside, Inc., (5) PSI T&D International, Inc. and (6) PSI Yacyreta, Inc.

/11/ See  Merger Order at n.6 and Item 1.B.3.a. of Amendment 4 to the
Merger U-1.

/12/ CG&E and its four wholly-owned utility subsidiaries - The Union Light, Heat and Power Company, a Kentucky corporation ("ULH&P"), Lawrenceburg Gas Company, The West Harrison Gas and Electric Company and Miami Power Corporation, each of the latter three companies having been formed under Indiana law - provide retail gas and electric service in the southwestern portion of Ohio and adjacent areas of Indiana and Kentucky. The most significant of CG&E's subsidiaries, in terms of size and relative contribution to CG&E's consolidated assets and revenues (see, e.g., Cinergy's Annual Report on Form U5S for the year ended December 31, 1996,
Item 10), is ULH&P, which provides retail electric and natural gas service in an area of northern Kentucky covering approximately 500 square miles with an estimated population of 299,000, and including the cities of Covington and Newport.

/13/ Merger Order at n. 6.

/14/ See PSI Resources, et al., Release No. 35-25570, July 2, 1992 (granting section 3(b) exemptions to, inter alia, PSI Energy Argentina, Inc., an Indiana corporation and wholly-owned subsidiary of PSI, in connection with proposed investment in Edesur, S.A., an Argentine electric transmission and distribution company); PSI Resources, Inc., et al., Release No. 35-25674, November 13, 1992 (granting section 3(b) exemptions to, inter alia, PSI Argentina, Inc. and Costanera Power Corporation, each Indiana corporations and direct or indirect wholly-owned subsidiaries of PSI, in connection with proposed investment in Central Costanera, S.A., an Argentine electric generating company).

/15/  See  Merger Order at n. 7 and Item 1.B.3.b of Amendment 4 to the
Merger U-1.

/16/ See Cinergy's Annual Report on Form U5S for the year ended December 31, 1996, Item 10.

/17/ For financial information covering 1996 and 1995 for Tri-State (and any other nonutility interest still retained by Cinergy over which the Commission reserved jurisdiction in the Merger Order), see Item 10 of Cinergy's Annual Reports on Form U5S for the years ended December 31, 1996 and 1995.

/18/  KO Transmission Co., 74 FERC P61,101 (1996).

/19/ In August 1997, pursuant to a separate 1995 rate settlement with Columbia Gas approved by the FERC in early 1997, KO applied to the FERC for a certificate of public convenience to acquire and operate certain additional undivided interests in discrete portions of Columbia Gas's Kentucky gas pipeline system. The application is pending. See FERC Docket No. CP97-720-000.

/20/ See Merger Order at n. 13 and accompanying text. For more information with respect to Cinergy Investments and its formation, see Amendment 4 to the Merger U-1 at Item 1.B.1.c.iv ("New Cinergy Non-Utility Subholding Company") and Cinergy's certificate of notification filed with the Commission in File No. 70-8427 on January 10, 1996.

/21/  Wholesale Power Services, Inc., 72 FERC P61,284 (1995).

/22/ For further information regarding Circle Centre, see The Urban Land Institute, Project Reference File, Vol. 26, No. 12 (July-September 1996).

/23/ Michigan Consolidated Gas Co., 44 SEC 361 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971); CSW Credit, Inc., Release No. 35-25995 (March 2, 1994).

/24/  See, e.g., cases cited infra.

/25/  New Century, supra, Appendix A.

/26/  Ibid.

/27/  See rule 58(b)(1)(v).

/28/ See Georgia Power Co., Release No. 35-26220 (January 24, 1995) and East Ohio Gas Co., Release No. 35-25046 (February 27, 1990) (securities of
affordable housing partnerships); see also   Georgia Power Co., Release No.
35-25949 (December 15, 1993) and Hope Gas, Inc., Release No. 35-25739 (January 26, 1993) (securities of local venture capital companies).

/29/  See rule 58(b)(1)(v).

/30/ See Cinergy's Quarterly Report on Form U-9C-3 for the quarter ended June 30, 1997.

/31/  See rule 58(b)(1)(i), (v), (vii).

/32/ See rule 58(b)(1)("the term energy-related company' shall mean any company that, directly or indirectly, through one or more affiliates,
derives or will derive substantially all of its revenues   from one or more
of the following activities within the United States ")(emphasis added); see also Release No. 35-26667, February 14, 1997 (adopting rule 58) at section II.A.1.a (definition of "energy-related company"):

One commenter suggests that the definition of energy-related company be expanded to include companies that derive substantially all of their revenues from the listed activities, either directly or indirectly. The requested revision would permit a registered holding company system to use one or more intermediate subsidiaries (i.e., "project parents") to invest in energy-related companies, yet retain the benefit of the exemption afforded by the rule. The Commission believes that this suggestion is consistent with the intent of the rule as proposed. Use of an intermediate subsidiary could further insulate the holding company and its other subsidiaries, including utility subsidiaries, from any direct losses that could occur with respect to rule 58 investments. At the same time, this measure would offer greater flexibility in the structuring of these investments. Accordingly, the rule, as adopted, is modified to incorporate the concept of indirect investment in energy-related companies through project parents. (footnotes omitted)

/33/ See rule 58(b)(1)(ii) (development and commercialization of electrotechnologies related to energy conservation, storage and conservation, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations).

/34/ See, e.g., GPU International, Inc., Release No. 35-26631 (December 17, 1996)(investment in alliance to develop, manufacture and market stationary electric power systems employing fuel cell technology); Cinergy Corp., Release No. 35-26562 (August 28, 1996)(acquisition of limited partnership interest in fund formed to invest in companies engaged in developing and commercializing electric and gas technologies relating to electricity generation and storage; electric power quality; energy-related communications, control and information technologies; energy-saving end-use products; and transmission and distribution).

/35/ See Georgia Power Co., Release No. 35-25949 (December 15, 1993) and Hope Gas, Inc., Release No. 35-25739 (January 26, 1993) (securities of local venture capital companies).

/36/ In addition to the venture capital cases cited above, see Potomac Edison Co., Release No. 35-25312 (May 14, 1991) (investment in for-profit economic development corporation).